

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Mr. David H. Dunn
President and Chief Executive Officer
Wolverine Bancorp, Inc.
5710 Eastman Avenue
Midland, Michigan 48640

Re: Wolverine Bancorp, Inc. and Wolverine Bank 401(k) Profit Sharing Plan
Registration Statement on Form S-1
Filed September 16, 2010
File No. 333-169432

Dear Mr. Dunn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Revise to include a "Recent Development" section and discuss the results for the quarter ended 9/30/10 as well as any increases/decreases to non-performing loan amounts, allowance amounts, and OREO. In addition, disclose at 9/30/10 the aggregate amount of loans that have had their terms extended but are not considered non-performing nor TDR's.

Prospectus Cover Page

2.   If true, please revise here and elsewhere in the filing to indicate that the passbook savings rate at the bank is subject to change at any time.

Summary

Reasons for the Conversion, page 3

3.   This discussion seems generic. Please revise to specifically address your current situation and the reasons why your Board of Directors has approved the plan of conversion. In addition, please specifically discuss the following with respect to the bullets that are currently presented:

- Whether your current structure has actually impeded your ability to raise sufficient funding to support future growth.

- Whether your current structure has actually affected your ability to expand your operations, including your ability to make acquisitions.

- Whether you have had difficulties retaining your current management team and/or recruiting qualified executive level employees because you do not have an employee stock ownership plan or a stock-based benefit plan.

Please also more specifically describe the business opportunities that the offering may enable you take advantage of that have not been otherwise available to you.

How We Intend to Use the Proceeds from the Offering, page 9

4.   Please revise your disclosure to make clear that the assumed shares of common stock and the net proceeds are based on the adjusted maximum of the offering range.

Risk Factors

General

5.   Some of your risk factors make statements regarding your ability to make assurances or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees or make predictions.

Our concentration of loans in our primary market area…, page 16

6.   We note your disclosure that unemployment rates in your primary market area as well as throughout Michigan are well above the national average. Please revise to disclose the actual rates in your market area and in the state of Michigan as of the most recent practicable date. Please also provide this disclosure in the section entitled "Business of Wolverine Bank – Market Area" on page 64.

Our stock value may be negatively affected by federal regulations that restrict takeovers, page 25

7.   Please revise this section to include your analysis of why the Office of Thrift Supervision's regulations may negatively affect your stock value.

Business of Wolverine Bank

Competition, page 64

8.   Your disclosure regarding the level of competition in your market area should be revised to specifically address the presence of, and the percentages of deposits held by, Chemical Bank and Dow Chemical Employees Credit Union, as discussed on page II.2 of the Appraisal.

Supervision and Regulation, page 91

9.   You may not qualify this discussion by reference to the applicable laws and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.

Management of Wolverine Bancorp, Inc.

Executive Officer Compensation, page 107

10.   Please add narrative disclosure below the All Other Compensation table which describes the "Auto Expenses" attributable to Mr. Dunn.

11.   Please explain to us why Mr. Rosinski and Ms. Gushow earned "Board Fees" despite the fact that they are not members of the Board of Directors.

The Conversion; Plan of Distribution

Determination of Share Price and Number of Shares to be Issued, page 118

12.   Please add information listing the fees paid to RP Financial during the past three fiscal years, and disclose if no fees were paid.

13.   Please add a paragraph that explains what RP Financial did under each of the three valuation procedures and what conclusions were reached for each.

14.   Please revise the table on page 118 to specifically list the peer group companies that RP Financial used for comparison in the Appraisal. Also list the peer group companies in the table on page 6 of the Summary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
        Mr. Steven Lanter, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        (202) 362-2902